APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sol Bistro St Pete
Balance Sheet - unaudited
For the period ended 8/31/21

| | Current Period |
	31-Aug-21
ASSETS	
Current Assets:	
Cash	$ 1,300.00
Petty Cash	-
Inventory	-
Temporary Investments	-
Total Current Assets	1,300.00
Fixed Assets:	
Furniture and Equipment	24,000.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	24,000.00
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 25,300.00**
LIABILITIES	
Current Liabilities:	
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	25,300.00
Opening Retained Earnings	-

Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		25,300.00
TOTAL LIABILITIES & EQUITY	$	**25,300.00**
Balance Sheet Check		-

I, Debbie DeVico-O'Neil, certify that:

1. The financial statements of Sol Hospitality Group, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Sol Hospitality Group, LLC has not been included in this Form as Sol Hospitality Group, LLC was formed on 07/01/2021 and has not filed a tax return to date.

Signature   *Debbie DeVico-O'Neil*

Name: Debbie DeVico-O'Neil

Title: owner executive chef